SECURITIES AND EXCHANGE COMMISSION
                     Washington, D.C.  20549


                    ________________________


                          SCHEDULE 13G

     INFORMATION STATEMENT PURSUANT TO RULES 13d-1 and 13d-2
            UNDER THE SECURITIES EXCHANGE ACT OF 1934

                       (Amendment No.  )


                   Educational Medical, Inc.
_________________________________________________________________
                        (Name of Issuer)



                          Common Stock
_________________________________________________________________
                 (Title of Class of Securities)



                          0002814901

_________________________________________________________________
                         (CUSIP Number)













                    ________________________






                        Page 1 of 5 Pages

CUSIP No. 0002814901                            Page 2 of 5 Pages

_________________________________________________________________
1)   Name of Reporting Person                 Lawrence, Tyrrell,
     S.S. or I.R.S. Identification             Ortale & Smith
     No. of Above Person
_________________________________________________________________
2)   Check the Appropriate Box                  (a) [   ]
     if a Member of a Group                     (b) [   ]
_________________________________________________________________
3)   SEC Use Only
_________________________________________________________________
4)   Citizenship or Place                     New York
     of Organization
_________________________________________________________________
Number of                5)   Sole Voting    995,307 shares of
Shares Beneficially           Power          Common Stock
Owned by Each
Reporting Person
With:                    ________________________________________
                         6)   Shared Voting
                              Power                -0-
                         _______________________________________
                         7)   Sole Disposi-  995,307 shares of
                              tive Power     Common Stock
                         ________________________________________
                         8)   Shared Dis-
                              positive Power       -0-
                         ________________________________________

9)   Aggregate Amount Beneficially           995,307 shares of
     Owned by Each Reporting person          Common Stock
_________________________________________________________________
10)  Check if the Aggregate
     Amount in Row (9)
     Excludes Certain Shares
_________________________________________________________________
11)  Percent of Class
     Represented by                        14.9%
     Amount in Row (9)
_________________________________________________________________
12)  Type of Reporting
     Person                                  PN

CUSIP No. 0002814901                            Page 3 of 5 Pages

Item 1(a) -    Name of Issuer:  Educational Medical, Inc.

Item 1(b) -    Address of Issuer's Principal Executive Offices:

               1327 North Meadow Parkway
               Roswell, GA  30076

Item 2(a) -    Name of Person Filing:

               This Statement is being filed by Lawrence, Tyrrell, Ortale & Smith ("LTOS"). LTOS is a New York limited partnership. Its sole general partner is Lawrence Venture Partners, a New York general partnership.

Item 2(b) -    Address of Principal Business Office or, if none,
               Residence:

               515 Madison Avenue, 29th Floor
               New York, New York  10022

Item 2(c) -    Place of Organization:

               New York

Item 2(d) -    Title of Class of Securities:

               Common Stock

Item 2(e) -    CUSIP Number:  0002814901

Item 3 -       Statements Filed Pursuant to Rules 13d-1(b) or
               13d-2(b):

               Not applicable

Item 4 -       Ownership.

               (a)  Amount Beneficially Owned:

               995,307 shares of Common Stock

CUSIP No. 0002814901                            Page 4 of 5 Pages

               (b)  Percent of Class:

               14.9%

               (c)  Number of shares as to which such person has:

                    (i)       sole power to vote or to direct the
                              vote:  995,307

                    (ii)      shared power to vote or to direct
                              the vote:  -0-

                    (iii)     sole power to dispose or to direct
                              the disposition of:  995,307

                    (iv)      shared power to dispose or to
                              direct the disposition of:  -0-

Item 5 -       Ownership of Five Percent or Less of a Class:

               Not applicable

Item 6 -       Ownership of More than Five Percent on Behalf of
               Another Person:

               Not applicable

Item 7 -       Identification and Classification of the
               Subsidiary Which Acquired the Security Being
               Reported on By the Parent Company:

               Not applicable

Item 8 - Identification and Classification of Members of the Group:

               Not applicable

Item 9 -       Notice of Dissolution of Group:

               Not applicable

Item 10 -      Certification:

               Not applicable

CUSIP No. 0002814901                            Page 5 of 5 Pages



Signature:

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                              LAWRENCE, TYRRELL, ORTALE & SMITH
                              By:  Lawrence Venture Partners,
                                     General Partner


                              By  /s/ Richard W. Smith
                                   _____________________________
                                        General Partner

Date: January 14, 1997